CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 W. Alabama Ste. 1150                               M Gregory Cutler, Esq.**
Houston, Texas 77098
Tel (713) 888-0040 Fax (800) 836-0714            *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
================================================================================

                                 March 3, 2011

Stephen Krikorian, Accounting Branch Chief
Evan S. Jacobson, Staff Attorney
Mark P. Shuman, Branch Chief - Legal
Melissa Walsh, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2010
     Form 10-Q for the Quarterly Period Ended October 31, 2010
     Form 8-Ks Filed on September 13, 2010 and December 15, 2010
     File No. 001-08696

Gentlemen and Ladies:

     We are in receipt of your correspondence dated February 2, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company. This letter includes responsive comments to your letter. As a courtesy, we have attached to this letter a copy of the responsive filings marked to show changes from the original filings.

     The responses contained herein correspond in Part and Number to the comments in your letter of February 2, 2011. The page numbers reflect the page numbers in the PDF copies filed simultaneously herewith.

Form 10-K for the Fiscal Year Ended July 31, 2010
-------------------------------------------------

General
-------

1. WE NOTE FROM YOUR FORM 8-K FILED FEBRUARY 26, 2009, THAT YOU HAVE GRANTED LIFE EPISTEME SRL THE RIGHT TO EXCLUSIVE DISTRIBUTION OF YOUR CALMARE PAIN THERAPY MEDICAL DEVICE IN SEVERAL COUNTRIES THROUGHOUT THE MIDDLE EAST AND AFRICA, REGIONS GENERALLY UNDERSTOOD TO INCLUDE IRAN, SYRIA, AND SUDAN. WE ALSO NOTE FROM YOUR FORM 8-K FILED JULY 30, 2009, THAT YOU PREVIOUSLY GRANTED INNOVATIVE MEDICAL THERAPIES, INC. THE RIGHT OF FIRST REFUSAL RELATING TO THE DISTRIBUTION OF YOUR DEVICE IN CUBA. FURTHER, WE ARE AWARE OF NEWS REPORTS STATING THAT LIFE EPISTEME SRL SIGNED A CONTRACT IN OCTOBER 2010 TO DISTRIBUTE YOUR DEVICE IN SEVERAL COUNTRIES IN THE MIDDLE EAST, INCLUDING SYRIA.

CUBA, IRAN, SUDAN, AND SYRIA ARE IDENTIFIED BY THE STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. WE NOTE THAT YOUR FORM 10-K DOES NOT INCLUDE DISCLOSURE REGARDING CONTACTS WITH THE REFERENCED COUNTRIES. PLEASE DESCRIBE TO US THE NATURE AND EXTENT OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH CUBA, IRAN, SUDAN, AND SYRIA, IF ANY, WHETHER THROUGH SUBSIDIARIES, JOINT VENTURES, DISTRIBUTORS, OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. YOUR RESPONSE SHOULD DESCRIBE ANY PRODUCTS, COMPONENTS, EQUIPMENT, TECHNOLOGY, SOFTWARE, SERVICES, INFORMATION, AND SUPPORT THAT YOU HAVE PROVIDED INTO CUBA, IRAN, SUDAN, AND SYRIA, DIRECTLY OR INDIRECTLY, THE NATURE AND EXTENT OF YOUR DIRECT OR INDIRECT MARKETING OR SELLING EFFORTS IN THOSE COUNTRIES, AND ANY AGREEMENTS, COMMERCIAL ARRANGEMENTS, OR OTHER CONTACTS YOU HAVE HAD WITH THE GOVERNMENTS OF THOSE COUNTRIES OR ENTITIES CONTROLLED BY THOSE GOVERNMENTS.

Response:

The Company advises that the Life Epist me Group srl ("LEG") agreement is in the process of being cancelled and LEG is being replaced with a new distributor, and that there were no sales, contacts or other discussions, directly or indirectly, with any of Iran, Syria or the Sudan. Additionally, none of these countries were included in the signed agreements the Company had with LEG, nor were they in the agreement announced in October 2010 - the inclusion of Syria in the press release issued on October 21, 2010 was incorrectly based on an inaccurate listing of countries from the sub-distributor. The Company further advises that the agreement with Innovative Medical Therapies, Inc. has also been cancelled as previously reported and that contract provided that they would only have rights to sell the device in Cuba "if the sale is legally permissible". Given that the sale would currently not be so permissible, they were consequently not authorized. The Company further advises that upon inquiry there have been no sales, contacts or other discussions, directly or indirectly, with Cuba.


2. PLEASE TELL US WHETHER, TO THE BEST OF YOUR KNOWLEDGE, UNDERSTANDING, AND BELIEF, ANY OF THE PRODUCTS, COMPONENTS, EQUIPMENT, OR TECHNOLOGY YOU HAVE PROVIDED, DIRECTLY OR INDIRECTLY, INTO CUBA, IRAN, SUDAN, OR SYRIA, INCLUDING YOUR CALMARE PAIN THERAPY MEDICAL DEVICE, ARE CONTROLLED ITEMS INCLUDED IN THE DEPARTMENT OF COMMERCE'S COMMERCE CONTROL LIST.

Response:

Not applicable as there has been nothing provided to such Countries. Please see our response to Comment 1 above.


3. PLEASE DISCUSS THE MATERIALITY OF YOUR BUSINESS ACTIVITIES IN, AND OTHER CONTACTS WITH, CUBA, IRAN, SUDAN, AND SYRIA, DESCRIBED IN RESPONSE TO THE FOREGOING COMMENTS, AND WHETHER THEY CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNTS OF ANY REVENUES, ASSETS, AND LIABILITIES ASSOCIATED WITH EACH OF THE REFERENCED COUNTRIES FOR THE LAST THREE FISCAL YEARS AND THE SUBSEQUENT INTERIM PERIOD. ALSO, ADDRESS MATERIALITY IN TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. AS YOU MAY KNOW, VARIOUS STATE AND MUNICIPAL GOVERNMENTS, UNIVERSITIES, AND OTHER INVESTORS HAVE PROPOSED OR ADOPTED DIVESTMENT OR SIMILAR INITIATIVES REGARDING INVESTMENT IN COMPANIES THAT DO BUSINESS WITH U.S DESIGNATED STATE SPONSORS OF TERRORISM. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES THAT HAVE OPERATIONS ASSOCIATED WITH CUBA, IRAN, SUDAN, OR SYRIA.

Response:

Not applicable.  Please see our response to Comment 1 above.


4. WE NOTE THAT YOU HAVE CHECKED THE BOX INDICATING THAT YOU ARE A WELL-KNOWN SEASONED ISSUER. IN YOUR RESPONSE LETTER, PLEASE ADVISE US HOW YOU MEET THE DEFINITION SET FORTH IN SECURITIES ACT RULE 405.

Response:

In checking the box the Company believed that it was a well-known seasoned issuer in that it meets all of the registration requirements of General Instruction 1.A. of Form S-3 and is not otherwise an "ineligible issuer" as defined in Rule 405.


5. WE NOTE THAT YOU HAVE CHECKED "NO" TO THE QUESTION RELATING TO INTERACTIVE DATA FILE COMPLIANCE. A COMPANY SHOULD NOT START CHECKING THE COVER PAGE BOX RELATING TO INTERACTIVE DATA FILE COMPLIANCE UNTIL IT IS REQUIRED TO SUBMIT THOSE FILES. REFER TO QUESTION 105.04 OF CORPORATION FINANCE'S COMPLIANCE AND DISCLOSURE INTERPRETATIONS OF EXCHANGE ACT FORMS.

Response:

The Company will no longer check the box until required to comply with the Interactive Data File compliance requirements.


ITEM 1. BUSINESS, PAGE 4
------------------------

6. PLEASE TELL US HOW YOU CONSIDERED INCLUDING A MORE DETAILED DISCUSSION OF MATERIAL PATENTS, TRADEMARKS, LICENSES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS, INCLUDING DURATION. SEE ITEM 101(H)(4)(VII) OF REGULATION S-K. IN YOUR RESPONSE LETTER, DESCRIBE ANY MATERIAL LICENSE OR OTHER RIGHTS YOU HOLD TO PATENT AND OTHER INTELLECTUAL PROPERTY PROTECTION RELATING TO THE PAIN THERAPY MEDICAL DEVICE THAT GENERATED THE BULK OF YOUR REVENUES DURING THE MOST RECENTLY COMPLETED YEAR. PLEASE ENSURE THAT YOUR RESPONSE TO THIS COMMENT ADDRESSES THE DURATION OF EACH SUCH MATERIAL PATENT.

Response:

In July 2007, the Company acquired the exclusive, worldwide rights to manufacture and sell the "Scrambler Therapy" technology invented by Professor Giuseppe Marineo ("Professor Marineo"). The agreement with Professor Marineo and Delta Research and Development ("Delta"), authorizes CTTC to manufacture and sell worldwide the device developed from the patented "Scrambler Therapy" technology. The "Scrambler Therapy" technology is patented in Italy (N. 0001324899, dated December 2, 2004) and applications for patents have been filed in the U.S. and internationally and are pending approval. The expected life of the patents is anticipated to be at least until December of 2024, 20 years from the Italian patent approval. The Calmare(R) device has CE Mark certification from the European Union as well as U.S. FDA 510(k) clearance.

The Company had not previously disclosed the terms of its agreement with Marineo and Delta but disclosed the terms in the most recent filing on Form 10-Q on February 22, 2011. The actual agreement is currently in negotiations to be amended. Consequently, the Company believes that its disclosure at this time would be misleading to shareholders. For this reason and to ensure the success of its negotiations with Professor Marineo and Delta, the Company will disclose the terms of agreement once the amended agreement is in effect. This is anticipated to occur in the next 60 days.

In the interests of providing more detailed information to shareholders, the Company has expanded its description of the patented technology and the rights the Company holds, per the agreement, in its February 22, 2011 filing of Form 10-Q for the transition period ending December 31, 2010.


7. GIVEN THAT LIFE EPISTEME SRL ACCOUNTED FOR APPROXIMATELY 69% OF YOUR REVENUE IN FISCAL 2010, PLEASE TELL US HOW YOU CONSIDERED INCLUDING A DESCRIPTION OF THE MATERIAL TERMS OF YOUR DISTRIBUTION AGREEMENT. SEE ITEM 101(H)(4)(VI) OF REGULATION S-K.

Response:

The Company has entered into a number of International distribution agreements, at one time covering nearly 40 countries. The agreement with Life Epist me Group, srl ("LEG") was disclosed initially in February 2009, when it was originally signed, and it was amended in October of 2009. The CTTC/LEG agreement included:

     -    LEG was given exclusive right to distribute in 29 countries
          (02/09); additional countries were added in the amendment (09/09).
     - Contract allowed for a 120-day ramp up period prior to beginning the selling period; based on the contract date that would have expired in June 2009
     - Purchase plan for initial contract term of 3 years included LEG purchasing 100 units in year 1 and a cumulative total of 1,000 units in year2-3, by the end of year 3.
     - The amendment (09/09) extended the initial term from 3 to 10 years, and added required minimums for years 2-5.
     -    CTTC had right to approve all transfers and subcontracts.
     - The amendment set forth the purchase plan for 100 devices which were to be purchased within
     -    4 months of the signed amendment and paid for by the end of April
          2010.

As disclosed in the Form 10-Q for the transitional period ending December 31, 2010, which was filed on February 22, 2011, the Company conducted a review of its distribution partners during the five-month period ending December 31, 2010, leading to the termination of CTTC's agreement LEG. LEG had the distribution rights for 34 countries, but had not met its minimum obligations to CTTC, and the Company had no indication that LEG would meet its commitments in the foreseeable future. The Company is in the process of negotiating other International distribution agreements that it believes will be much more successful ventures.


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS, PAGE 16
--------------------------------------------------------------------

8. ON PAGE 16, YOU STATE THAT YOUR SHAREHOLDERS ELECTED YOUR DIRECTORS AT YOUR ANNUAL MEETING ON APRIL 19, 2010. IT DOES NOT APPEAR THAT YOU FILED AN
ITEM 5.07 FORM 8-K. PLEASE ADVISE. IF, AS IT APPEARS, THIS REPORT WAS REQUIRED BUT WAS NOT FILED, TELL US THE BASIS FOR INDICATING ON THE COVER PAGE OF THE FORM 10-K THAT YOU FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING TWELVE MONTHS.

Response:

Form 8-K as a rule requires the disclosure of material information. The Company routinely reports this information in its 10-Q and this information was reported. The Company believed that reporting routine stockholder matters such as a re-election of existing directors, approved by over 90% of those voting at any meeting, and which were previously disclosed in full in Schedule 14A, would not be a material event to shareholders. Given your comment, however, we have prepared and filed a Form 8-K reporting this information.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATION, PAGE 19
---------------------

FINANCIAL CONDITION AND LIQUIDITY, PAGE 22
------------------------------------------

9. ENSURE THAT YOUR STATEMENTS ON PAGE 22 AND 24 THAT YOU BELIEVE THE COMBINATION OF YOUR CASH ON HAND AND REVENUE FROM EXECUTING YOUR STRATEGY WILL BE SUFFICIENT TO MEET OUR OBLIGATIONS OF CURRENT AND ANTICIPATED OPERATING CASH REQUIREMENTS BEYOND THE THIRD QUARTER FISCAL 2011 ARE BALANCED WITH A DISCUSSION OF THE SUBSTANTIAL DOUBT THAT EXISTS ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN. IN THIS REGARD, WE NOTE YOUR DISCLOSURES ELSEWHERE IN THE FILING THAT YOU MAY NOT HAVE SUFFICIENT CASH FLOW TO FUND OPERATING EXPENSES BEYOND THE THIRD QUARTER FISCAL 2011 AND THE GOING CONCERN EXPLANATORY PARAGRAPH INCLUDED IN THE REPORT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. REFER TO
SECTION IV OF SEC RELEASE 33-8350.

Response:

In our recently filed Form 10Q for the transitional period ending December 31, 2010, we tried to clarify this discussion. Here is the text from page 23 of that document, which we filed on February 22, 2011:

Our future cash requirements depend on many factors, including results of our operations and marketing efforts, results and costs of our legal proceedings, and our equity financing. To achieve and sustain profitability, we must increase the number of distributors for our products, broaden the base of technologies for distribution, license technologies with sufficient current and long-term revenue streams, and add new licenses. Obtaining rights to new technologies, granting rights to licensees and distributors, enforcing intellectual property rights, and collecting revenue are subject to many factors, some of which are beyond our control. Although we cannot be certain that we will be successful in these efforts, we believe the combination of our cash on hand and revenue from executing our strategic plan will be sufficient to meet our obligations of current and anticipated operating cash requirements.

In fiscal 2010, the Company incorporated revenue from the sale of inventory into its revenue stream. That source of revenue is expected to continue as sales of its Calmare(R) pain therapy medical device continue to expand and other products are added to the Company's portfolio of technologies.

GOING CONCERN

The Company has incurred operating losses since fiscal 2006. During the year ended July 31, 2010 and into the five months ended December 31, 2010, we had a significant concentration of revenues from our Calmare(R) pain therapy medical device technology. We continue to seek revenue from new technologies or products to mitigate the concentration of revenues, and replace revenues from expiring licenses on other technologies.

Although we have taken steps to significantly reduce its operating expenses going forward, even at these reduced spending levels, should the anticipated increase in revenue from sales of Calmare(R) medical devices not occur the Company may not have sufficient cash flow to fund operating expenses beyond the third quarter of calendar 2011. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its developing recurring revenue streams sufficient to cover operating costs. The company does not have any significant individual cash or capital requirements in the budget going forward. During the transitional period ended December 31, 2010, the Company undertook a major reduction of its operating expenses through staff reductions and reduced office space costs. The reduction will continue to be implemented into the next fiscal quarter and is expected to reduce costs by $1.5 million annually, to approximately $3.4 million. If necessary, the Company will meet anticipated operating cash requirements by further reducing costs, and/or pursuing sales of certain assets and technologies while we pursue licensing and distribution opportunities for our remaining portfolio of technologies. There can be no assurance that the Company will be successful in such efforts.
Failure to develop a recurring revenue stream sufficient to cover operating expenses would negatively affect the Company's financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 27
------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 33 REVENUE RECOGNITION, PAGE 35
--------------------------------------------------------------------------------

10. YOU INDICATE THAT YOU RECOGNIZE REVENUE FROM SALES OF CALMARE PAIN THERAPY MEDICAL DEVICE AS SHIPPED TO YOUR CUSTOMERS. FURTHER EXPLAIN YOUR REVENUE RECOGNITION POLICY FOR THESE PRODUCTS. TELL US HOW YOU DETERMINE THAT EACH OF THE CRITERIA FOR RECOGNITION HAVE BEEN MET. REFER TO ASC 605-10-S99. IDENTIFY HOW YOU DETERMINE WHETHER TO REPORT REVENUE ON A GROSS OR NET BASIS AND WHAT INDICATORS YOU CONSIDER IN YOUR BASIS FOR ACCOUNTING. REFER TO ASC 605-45. ALSO INDICATE WHAT CONSIDERATION YOU GAVE TO INCLUDING EXPANDED DISCLOSURE DESCRIBING YOUR RELATED REVENUE RECOGNITION POLICY.

Response:

As disclosed in the Form 10-Q for the transitional period ending December 31, 2010, which was filed on February 22, 2011, the Company earns revenue in three ways, retained royalties from licensing our clients' and our own technologies to our customer licensees, product sales fees in a business model that allows us to share in the profits of distribution of finished products, and sales of inventory. We record revenue when the terms of the sales arrangement are accepted by all parties including a fee that is fixed or determinable, delivery has occurred and our customer has taken title, and collectability is reasonably assured.

For revenue from sales of our Calmare(R) medical device, a sale - whether from inventory shipped from the manufacturer or from inventory located in the U.S. - is based on a fully executed sales agreement and shipments occur when the customer and the Company have each signed the agreement accepting the negotiated terms. The resulting revenue is a fixed and determinable amount, based on the invoiced sales price indicated in the specific sales agreement without rights of return or performance-based bonus or penalty clauses. Delivery has occurred when the Company ships a device from either the manufacturer or U.S. inventory and title passes. With new customers, the requirement for the Company to receive payment, or at least partial payment prior to shipment, is typically incorporated into sales agreements. For existing customers, assurance of collectibility has been based on each customer's past payment performance.

The Company accounts for revenue from device sales in two ways, depending on the nature of the sale.

- Sale of inventory shipped directly from the manufacturer in Korea - The Company records revenue net because the manufacturer, GEOMC, is responsible for maintaining control of the inventory, shipping the device(s), has inventory credit risk and we earn a fixed amount.

- Sale of inventory located in the United States - The Company records gross revenue, because it owns the inventory and has risk of loss.

A more detailed disclosure of our revenue recognition policy is detailed in our most recent Form 10-Q filing and we will continue to provide this level of detail in all future disclosures.

CONCENTRATION OF REVENUE RECOGNITION, PAGE 35
---------------------------------------------

11. WE NOTE THAT 69% OF 2010 REVENUE WAS DERIVED FROM ONE CUSTOMER, LIFE EPISTEME SRL, LOCATED IN ITALY. EXPLAIN EACH OF THE FACTORS YOU CONSIDERED IN DETERMINING THAT THIS AMOUNT MET THE COLLECTABILITY CRITERION FOR REVENUE RECOGNITION PURPOSES AND HOW YOU ASSESSED THE COLLECTABILITY OF THE RELATED RECEIVABLE. ADDRESS THE CONSIDERATION GIVEN TO THIS BEING A NEW BUSINESS MODEL AND THE RISKS ASSOCIATED WITH THE FOREIGN LOCATION OF THIS CUSTOMER. TELL US WHETHER ANY AMOUNTS HAVE BEEN COLLECTED. REFER TO ASC 605-10-S99, 605-10-25, AND 310-10-35.

Response:

Although this was a new business model, this was not the first international distribution agreement the Company had entered into. Management at the time believed the new business model was necessary for this particular technology and had confidence in the Company's ability to operate this new model in partnership with international distributors. At the time the agreement with LEG was signed the Company's management had met with the individual partners in LEG several times and believed that this combined with the fact that they were based in Italy and known to the inventor of the technology who was also based in Italy mitigated the risks involved with the foreign location.

Payment for LEG's initial purchase of 10 Calmare devices in the first quarter of fiscal 2010 was paid in full during the second quarter of fiscal 2010. Based on that transaction, the Company had no reason to believe that payments for future purchases would not be made on time. LEG purchases made in the third and fourth quarter of fiscal 2010 were made with an extended payment plan of either 90 or 120 days, which extended the payment due dates for those purchases into the quarter ended October 31, 2010.

By the time the Company's current management team was in place, in September 2010, LEG had made one payment of $100,000 toward the outstanding $2.0 million in receivables, but was behind on its extended payment plan. The Company and LEG discussed a new payment plan and LEG made an additional $558,000 payment in September 2010. At July 31, 2010, the Company believed collection of the LEG receivable was reasonably assured based on the collections made up to that date and ongoing discussions with LEG. When additional payments were not made as agreed, the Company began a thorough review of LEG and its agreements with the Company, while still working to collect the then $1.4 million receivable. Ultimately, during the five months ended December 31, 2010, $900,000 was collected from the approximately $2.0 million outstanding at July 31, 2010.

As disclosed in the Form 10-Q for the transitional period ending December 31, 2010, which was filed on February 22, 2011, the Company conducted a review of its distribution partners during the five-month period ending December 31, 2010, leading to the termination of CTTC's agreement with LEG. LEG had the distribution rights for 34 countries, but had not met its minimum obligations to CTTC, and the Company had no indication that LEG would meet its commitments in the foreseeable future. The Company is in the process of negotiating other International distribution agreements that it believes will be much more successful ventures.

The Form 10-Q for the transitional period ending December 31, 2010, shows that approximately $1.1 million uncollected receivable was canceled and that 55 unpaid devices were returned to inventory. The balance of receivables from others of $1.3 million has been collected.


NOTE 6. RECEIVABLES, PAGE 43
----------------------------

12. EXPLAIN THE NATURE OF THE RECEIVABLE RELATED TO ROYALTIES AND HOW IT WAS RECORDED IN YOUR FINANCIAL STATEMENTS. ALSO TELL US HOW YOU ASSESS THE RECOVERABILITY OF THIS AMOUNT AND WHETHER ANY AMOUNTS HAVE BEEN COLLECTED.

Response:

The majority of that receivable included the funds due from sales of the Calmare device shipped directly from the manufacturer in Korea. Our responses to Comments 10 and 11 above describe the recoverability assessment the Company had made as of July 31, 2010. Of that portion of the royalties receivable (approximately $1.0 million of the $1,045,681 reported), the Company ultimately collected approximately $900,000, with the remainder, less those devices brought back into inventory, written off in the transition period ended December 31, 2010.

The remainder of the royalty receivable consisted of funds due from transactions associated with the Company's traditional licensing agreements, as well as shipping, customs and other costs the Company paid on behalf of LEG and other distributors. During the transition period ended December 31, 2010, the portion of those receivables associated with the distributors - more than half of the remaining receivable - was deemed uncollectible and written off, as detailed in the Form 10-Q for the transitional period ending December 31, 2010. At December 31, 2010 the royalty receivable was $17,954, approximately 75% of which included funds owed from licensing partners.


ITEM 9A(T). CONTROLS AND PROCEDURES, PAGE 53
--------------------------------------------

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 53
---------------------------------------------------------


13. IN THE SECOND PARAGRAPH OF THIS SECTION, YOU STATE THAT IN EVALUATING THE DESIGN AND OPERATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES, YOU USED THE CRITERIA SET FORTH BY THE COMMITTEE OF SPONSORING ORGANIZATIONS OF THE TREADWAY COMMISSION (COSO) IN INTERNAL CONTROL - INTEGRATED FRAMEWORK. THE CRITERIA SET FORTH BY COSO ADDRESSES INTERNAL CONTROL OVER FINANCIAL REPORTING. PLEASE EXPLAIN.

Response:

The Company utilized as part of its internal accounting control review the guidelines developed by COSO in its review of internal accounting controls which are applicable to financial reporting. However, we recognize that because the COSO guidelines address internal controls over financial reporting, there was not a requirement to note COSO in its evaluation of disclosure controls. We have revised the 10-K to reflect that.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 53
-------------------------------------------------------------------------


14. YOU DO NOT APPEAR TO HAVE INCLUDED A STATEMENT IDENTIFYING THE FRAMEWORK USED BY MANAGEMENT TO EVALUATE THE EFFECTIVENESS OF YOUR INTERNAL CONTROL OVER
FINANCIAL REPORTING.   SEE ITEM 308(A)(2) OF REGULATION S-K.   PLEASE CONFIRM
IF, AS IT APPEARS, YOU INADVERTENTLY INCLUDED THIS DISCLOSURE IN THE DISCUSSION OF YOUR EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

Response:

We have revised the Form 10-K to relocate this disclosure as requested.


ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT, PAGE 54
--------------------------------------------------------------------

GENERAL INFORMATION - BOARD OF DIRECTORS, PAGE 55
-------------------------------------------------

15. YOUR DISCLOSURE AT THE BOTTOM OF PAGE 55 AND THE TOP OF PAGE 56 APPEARS TO BE PROVIDED PURSUANT TO ITEM 401(E)(1) OF REGULATION S-K. PLEASE NOTE THAT THE DISCLOSURE OF EACH DIRECTOR OR NOMINEE'S EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS MUST BE PROVIDED ON AN INDIVIDUAL BASIS. FOR EACH PERSON, A COMPANY MUST DISCLOSE WHY THE PERSON'S PARTICULAR AND SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS LED THE BOARD TO CONCLUDE THAT SUCH PERSON SHOULD SERVE AS A DIRECTOR OF THE COMPANY, IN LIGHT OF THE COMPANY'S BUSINESS AND STRUCTURE, AT THE TIME THAT A FILING CONTAINING THE DISCLOSURE IS MADE. FOR GUIDANCE, REFER TO QUESTION 116.05 OF THE DIVISION OF CORPORATION FINANCE'S COMPLIANCE AND DISCLOSURE INTERPRETATIONS OF REGULATION S-K. PLEASE REVISE FUTURE FILINGS TO PROVIDE THIS DISCLOSURE ON AN INDIVIDUAL BASIS.

Response:

The Company will revise future filings to provide this disclosure on an individual basis as requested.


EXECUTIVE OFFICERS, PAGE 56
---------------------------

16. PLEASE PROVIDE US WITH ANALYSIS SUPPORTING YOUR DECISION TO PROVIDE BIOGRAPHICAL INFORMATION FOR ONLY ONE EXECUTIVE OFFICER. SEE ITEM 401(B) OF REGULATION S-K. WE NOTE, FOR EXAMPLE, THAT YOU HAVE PROVIDED EXECUTIVE COMPENSATION DISCLOSURE FOR MESSRS. DESPO AND RAFFERTY, AND THAT MR. DESPO IS LISTED ON YOUR WEBSITE AS PART OF YOUR MANAGEMENT TEAM. IN ADDITION, YOUR DISCLOSURE ON PAGE 56 APPEARS DUPLICATIVE OF THE DISCLOSURE ON PAGE 16. PLEASE ADVISE.

Response:

The Company believes that only Mr. Johnson has executive officer level authority. He reports directly to the board of directors and all other employees report directly to him. Mr. Despo was responsible for sales but no executive duties. Mr. Rafferty was a controller. We provided compensation information for those two persons because there are the second and third highest compensated employees and we consequently believed their compensation information may be material, but they do not meet the definition of executive officer. Mr. Rafferty is no longer with the Company.


ITEM 11. EXECUTIVE COMPENSATION, PAGE 59
----------------------------------------

COMPENSATION DISCUSSION AND ANALYSIS, PAGE 61
---------------------------------------------

17. PLEASE PROVIDE A MORE DETAILED DISCUSSION OF THE INCENTIVE PLAN, AS WELL AS WHY NONE OF YOUR NAMED EXECUTIVE OFFICERS WERE AWARDED CASH BONUSES FOR FISCAL 2010. SEE ITEM 402(M)(1) OF REGULATION S-K.

Response:

A more detailed discussion of the Incentive Plan is included in the amended Form 10-K.

The Annual Incentive Plan (approved and filed in November 2005) is designed to attract and retain personnel of experience and ability by providing for a cash bonus as an incentive to those who contribute to the Company's successful operation. The incentive includes two parts: 50% is a Company Component and 50% Individual Component. The Company Component is based on the attainment of financial metrics that serve as company-wide goals are set at the beginning of the fiscal year (defined in the Plan as August 1 through July 31). The Individual Component of the Plan is based on the attainment of individual goals which are also set at the beginning of each fiscal year. Within the Individual Component the Business Development staff has a different bonus structure which is based on a fomula that is intended to evaluate the quantity and quality of new business brought to the Company by each individual or team of individuals. Inputs to the formula are developed by senior managers within the Company. All

The Company's Compensation Committee administers the Plan. The Committee has 60 days after the end of each fiscal year to determine the bonuses to be awarded for that year. All amounts are recommended to the Compensation Committee by the CEO based on the Plan parameters. However the CEO may also recommend additional special awards. The Compensation Committee has the discretion to approve or amend any CEO recommendations and may also make awards not previously recommended by the CEO.

For the fiscal year ended July 31, 2010, the Company had a net loss of $2.7 million. Because the Company did not meet its financial goals for the fiscal year and because of other concerns (Mr. Nano, the former Chairman, President and CEO, was terminated for cause during that 60-day period), the Compensation Committee of the Board of Directors determined not to award cash bonuses to any executive officers or to any employees for the fiscal year ended July 31, 2010. Although there was available cash on July 31, 2010, the Board determined it more prudent to retain capital for operational purposes such as growing the sales of the Calmare pain therapy device.


EXHIBIT INDEX, PAGE 69
----------------------

18. GEOMC CO., LTD. PRODUCES YOUR CALMARE PAIN THERAPY MEDICAL DEVICE, WHICH WAS RESPONSIBLE FOR 97% OF YOUR REVENUE IN FISCAL 2010. PLEASE TELL US WHETHER YOU HAVE ANY AGREEMENTS

WITH GEOMC; AND IF YOU HAVE ANY AGREEMENTS WITH GEOMC, PLEASE TELL US HOW YOU DETERMINED THAT YOU ARE NOT REQUIRED TO FILE ANY SUCH AGREEMENTS AS EXHIBITS. SEE ITEM 601(B)(10) OF REGULATION S-K. ALTERNATIVELY, FILE ANY SUCH CONTRACT AS AN EXHIBIT AND REVISE YOUR DISCLOSURE TO PROVIDE A DESCRIPTION OF THE MATERIAL TERMS OF ANY AGREEMENT. SEE ITEM 101(H)(4)(V) OF REGULATION S-K. IF YOU DO NOT HAVE ANY AGREEMENTS WITH GEOMC, PLEASE TELL US HOW YOU CONSIDERED INCLUDING DISCLOSURE DISCUSSING THE POTENTIAL RISKS, GIVEN THE SIGNIFICANCE OF THE BUSINESS RELATIONSHIP.

Response:

The Company has a licensing agreement as well as a memorandum of understanding which further outlines cost sharing details with GEOMC Co., Ltd. We agree that it this a material agreement and have filed a Form 8-K with the license agreement (originally made with Daeyang E&C Co., Ltd., a predecessor company to GEOMC), the letter which notified CTTC of the corporate name change, and the Memorandum of Understanding which outlines specific payments to be made by the parties, with actual numbers redacted.


SIGNATURES
----------

19. WE NOTE THAT MR. JOHNSON HAS SOLELY SIGNED THE FORM 10-K ON BEHALF OF THE COMPANY, AND NOT IN HIS INDIVIDUAL CAPACITY AS PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER. FURTHERMORE, YOU DID NOT IDENTIFY THE PERSON SIGNING THE ANNUAL REPORT ON FORM 10-K IN THE CAPACITY OF CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. SEE PARAGRAPH 2(A) OF GENERAL INSTRUCTION D TO FORM 10-K. NOTE THAT ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS MUST INDICATE EACH CAPACITY IN WHICH HE OR SHE SIGNS THE REPORT. SEE PARAGRAPH 2(B) OF GENERAL INSTRUCTION D TO FORM 10-K. PLEASE REVISE, AS APPROPRIATE, IN YOUR AMENDED FORM 10-K.

Response:

We have revised the signature lines in the amended Form 10-K to reference that Mr. Johnson is signing as principal executive officer and as principal accounting and financial officer.


EXHIBIT 31.1
------------

20. THE CERTIFICATIONS MAY NOT BE CHANGED IN ANY RESPECT FROM THE LANGUAGE OF ITEM 601(B)(31) OF REGULATION S-K, EVEN IF THE CHANGE WOULD APPEAR TO BE INCONSEQUENTIAL IN NATURE. SEE SECTION II.B.4 OF SEC RELEASE NO. 33-8124. WE NOTE THAT YOU HAVE MADE THE FOLLOWING CHANGES TO THE CERTIFICATIONS FILED WITH YOUR ANNUAL REPORT ON FORM 10-K AND YOUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2010:

-     INCLUDED THE CERTIFYING OFFICER'S TITLES IN THE INTRODUCTORY SENTENCE;
-     REPLACED THE WORD "REGISTRANT" THROUGHOUT, WITH THE DEFINED TERM
      "COMPANY;"
- DELETED THE LANGUAGE PERTAINING TO INTERNAL CONTROL OVER FINANCIAL REPORTING FROM PARAGRAPH 4; AND
-     LABELED WHAT SHOULD BE PARAGRAPH "4(B)" PARAGRAPH "4(D)."

PLEASE FILE AN AMENDED FORM 10-K AND FORM 10-Q WITH CERTIFICATIONS CONTAINING THE EXACT LANGUAGE REQUIRED BY ITEM 601(B)(31) OF REGULATION S-K.

Response:

The amended Form 10-K and Form 10-Q include the exact language as requested, as will future filings. The Form 10-Q for the transitional period ending December 31, 2010, which was filed on February 22, 2011 includes the exact language specified.


FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2010
---------------------------------------------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------------------------------------------------------------------------------
OF OPERATION, PAGE 13
---------------------

OVERVIEW, PAGE 13
-----------------

21. WE NOTE YOUR DECEMBER 13, 2010 AND DECEMBER 15, 2010 PRESS RELEASES POSTED ON YOUR WEBSITE IN WHICH YOU ANNOUNCED THAT YOU ARE EXPECTED TO BE PROFITABLE THROUGHOUT CALENDAR YEAR 2011, AND THAT SALES CONTRACTS FOR THE CALMARE PAIN THERAPY MEDICAL DEVICE HAVE CONTINUED TO INCREASE. PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO JUSTIFYING THESE STATEMENTS IN YOUR FORM 10-Q IN LIGHT OF YOUR HISTORICAL OPERATING RESULTS AND GOING CONCERN DISCLOSURE. IN THIS REGARD, WE NOTE FROM YOUR DISCUSSION OF THE CHANGE IN REVENUE THAT YOU HAD NO FOREIGN SALES OF THE CALMARE PAIN THERAPY MEDICAL DEVICES IN THE QUARTER
ENDED OCTOBER 31, 2010.   IN ADDITION, YOU INDICATE ON PAGE 16 THAT YOUR ONGOING
REDUCTION IN OPERATING EXPENSES IS EXPECTED TO REDUCE COSTS BY $1.5 MILLION ANNUALLY, BUT YOU REPORTED A NET LOSS OF $2.7 MILLION FOR THE FISCAL YEAR ENDED JULY 31, 2010. ENSURE THAT YOU DISCLOSE CURRENTLY KNOWN TRENDS, EVENTS AND UNCERTAINTIES THAT ARE REASONABLY EXPECTED TO HAVE A MATERIAL IMPACT ON YOUR LIQUIDITY, CAPITAL RESOURCES AND/OR RESULTS OF OPERATIONS.

Response:

Our profitability expectations outlined in the press releases, were based on several factors, including forecast U.S. sales of the Calmare device based on the existing sales contracts for sales of Calmare devices to U.S. customers the Company had in place at the time and the associated purchasing schedules, as well as additional U.S. sales contracts that were being negotiated at the time and their associated purchasing schedules.

The lack of new foreign sales of the Calmare device in the quarter ended October 31, 2010 was noted by the Company's new management team when it took office in September 2010, and was one of several factors which led to the review of international distribution agreements conducted in the transitional period ended December 31, 2010 (see our response to Comment 7). As disclosed in the Form 10-Q for the transitional period ending December 31, 2010, which was filed on February 22, 2011, the Company's review of its distribution partners during the five-month period ending December 31, 2010, led to the termination of CTTC's agreement with LEG. LEG had the distribution rights for 34 countries, but had not met its minimum obligations to CTTC, and the Company had no indication that LEG would meet its commitments in the foreseeable future. The Company is in the process of negotiating other International distribution agreements that it believes will be much more successful ventures. Those negotiations are not yet complete, but the Company expects to have new agreements in place within 60 days and anticipates foreign sales to increase accordingly. It was those expectations, combined with forecasted U.S. sales, which led to the expressions of belief in profitability in the December 13 and December 15 press releases.

ITEM 4. CONTROLS AND PROCEDURES, PAGE 17
----------------------------------------

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 17
---------------------------------------------------------

22. WE NOTE YOUR STATEMENT THAT MANAGEMENT CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES, "EXCEPT AS NOTED BELOW," WERE EFFECTIVE AS OF OCTOBER 31, 2010. GIVEN THAT YOU HAVE NOT LISTED ANY EXCEPTIONS, IT IS UNCLEAR WHETHER YOUR PRINCIPAL EXECUTIVE OFFICER/PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE ADVISE.

Response:

We have deleted "except as noted below" in the amended Form 10-Q.


FORM 8-KS ON SEPTEMBER 13, 2010 AND DECEMBER 15, 2010
-----------------------------------------------------

23. IT APPEARS THAT YOUR CURRENT REPORTS ON FORM 8-K FILED ON SEPTEMBER 13, 2010 AND DECEMBER 15, 2010 WERE FILED MORE THAN FOUR BUSINESS DAYS AFTER THE TRIGGERING EVENT. SEE GENERAL INSTRUCTION B.1 TO FORM 8-K. PLEASE ADVISE.

Response:

With respect to September 13, 2010:

The Company determined on September 4, 2010 that the meeting held on September 3, 2010 was not in compliance with a notice requirement in the bylaws and consequently re-noticed, and re-held the meeting on September 13, 2010. As a consequence, the actual change in officers and directors occurred on September 13, 2010 and the Form 8-K was timely filed.

With respect to December 15, 2010:

The execution of the Stockholder Rights plan reflected in the Form 8-K was not effective until the actual agreement was reviewed by and signed by the Company's transfer agent. That occurred on December 14, 2010 (as referenced in the Form 8-K) at which time the rights plan became effective. Consequently, the Form 8-K was timely filed.


DECEMBER 13, 2010 AND DECEMBER 15, 2010 PRESS RELEASES
------------------------------------------------------

24. WE NOTE THE DECEMBER 13, 2010 AND DECEMBER 15, 2010 PRESS RELEASES POSTED ON YOUR WEBSITE IN WHICH YOU ANNOUNCED THAT YOU EXPECTED TO BE PROFITABLE THROUGHOUT CALENDAR YEAR 2011, AND THAT SALES CONTRACTS FOR THE CALMARE PAIN THERAPY MEDICAL DEVICE HAVE CONTINUED TO INCREASE. IN YOUR RESPONSE LETTER, PLEASE PROVIDE US WITH YOUR LEGAL ANALYSIS SUPPORTING YOUR APPARENT CONCLUSION THAT YOU WERE NOT REQUIRED TO FILE AN ITEM 2.02 FORM 8-K.

Response:

The press releases were essentially non-specific forward looking information relating to fiscal year 2011. Item 2.02 of Form 8-K requires a filing in connection with a public announcement "disclosing material non-public information regarding the registrant's results of operations or financial condition for a COMPLETED quarterly or annual fiscal period". Item 2.02(a) of Form 8-K. Since the information did not relate to a completed period, no report would be required.

                                      ****

                                 ACKNOWLEDGMENT

The Company and its management hereby acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Competitive Technologies, Inc.


     By:     \s\ Johnnie D. Johnson
             ----------------------
     Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial, and Accounting Officer)

                                      ****

     Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

                                   Very truly yours,

                                   \s\ M. Richard Cutler

                                   Cutler  law  Group